767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

May 27, 2021

VIA EDGAR TRANSMISSION

Geoff Kruczek
Staff Attorney

Office of Manufacturing

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Sovos Brands, Inc. Draft Registration Statement on Form S-1 Submitted April 16, 2021 CIK No. 0001856608

Dear Mr. Kruczek:

On behalf of our client, Sovos Brands, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 13, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001856608) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Confidential Draft Registration Statement on Form S-1 submitted April 16, 2021

Summary, page 1

1.	Please disclose the amount of your indebtedness.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 accordingly. The Company also respectfully advises the Staff that the amount of indebtedness is also provided on page 15.

Mr. Kruczek Securities and Exchange Commission May 27, 2021

Use of Proceeds, page 47

2.	You indicate that you intend to use the net proceeds from this offering to repay borrowings outstanding under your Senior Credit Facilities. Please address the need to show the pro forma impact of your intention to repay indebtedness. Refer to Rule 11-01(a)(8) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it doesn’t believe that Article 11 pro forma presentation is required. The Company does not believe that disclosure of Article 11 pro forma financial information would be material to investors as interest expense will be the only line item in the Company's statement of operations impacted by the repayment of indebtedness. The Company has revised the disclosure on pages 15 and 16 to indicate where it will show the impact of the repayment of indebtedness on the Company’s balance sheet. The Company also respectfully advises the Staff that the repayment of indebtedness will be reflected on the capitalization table set forth on page 50 in a subsequent submission of the Registration Statement, and the Company discusses the impact of the repayment of indebtedness on interest expense on page 57.

Selected Historical Consolidated Financial Data, page 52

3.	Please revise your disclosure to present earnings per share data as presented on page F-4.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 53 accordingly.

Impact of COVID-19, page 54

4.	Please expand to discuss whether the financial and operational benefits that resulted from COVID-19 have continued and, if not, the impact on you.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 accordingly.

Gross Profit, page 58

5.	We note the increased amount of sales of Rao's and reference to "positive product mix." Please clarify how product mix changed such that gross profit percentage increased.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 accordingly.

Intellectual Property, page 79

6.	Please disclose the material terms of the "worldwide co-existence agreement" mentioned in the third paragraph, such as duration and the relative rights and obligations of the parties, including amounts you are required to pay.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 accordingly.

Mr. Kruczek Securities and Exchange Commission May 27, 2021

Service and Vendor Related Agreements, page 100

7.	Please revise to disclose the material terms of your milk supply agreement with Morning Fresh.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 102 accordingly.

Exclusive Forum, page 107

8.	Please ensure that the scope of your provision described here is consistent with your disclosure on page 44.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 accordingly.

Financial Statements, page F-1

9.	Please provide updated interim financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in accordance with Section 71003 of the Fixing America’s Surface Transportation (FAST) Act and having considered the Staff Interpretations of the FAST Act, updated on August 17, 2017, the Company has omitted financial information as of and for the quarters ended March 27, 2021 and March 28, 2020 as the Company believes that such financial information will not be required to be included in the Registration Statement at the time of the contemplated offering. The Company will amend the Registration Statement to include all financial statements required by Regulation S-X at the time of its first public filing prior to requesting effectiveness.

10.	You disclose on page 101 that you intend to enter into a registration rights agreement with certain shareholders in connection with this offering. You also disclose on page 105 that certain of your existing stockholders have certain registration rights pursuant to the second amended and restated agreement of limited partnership of Sovos Brands Limited Partnership. Please disclose whether there are or will be any maximum cash penalties under the registration rights agreements, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

The Company acknowledges the Staff’s comment and confirms that there are not, and will not be, any maximum cash penalties under the registration rights agreements or additional penalties resulting from delays in registering its common stock. The Company has revised the disclosure on pages 107 and 111 accordingly.

Mr. Kruczek Securities and Exchange Commission May 27, 2021

Note 2. Summary of Significant Accounting Policies
Intangible Assets, page F-10

11.	You disclose that impairment is evaluated by comparing the fair value of the asset with its carrying value, and a loss is recognized for the difference if the fair value exceeds the carrying value. Please revise your disclosure to clarify that a loss is recognized for the difference if the fair value is less than the carrying value.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65 and F-10 accordingly.

Concentrations of Credit Risk, page F-13

12.	We note your disclosure that total sales to three customers represented 40% of total gross sales for the year ended December 26, 2020, and total sales to two customers represented 27% of total gross sales for the year ended December 28, 2019. With reference to ASC 280-10-50-42, please disclose the total amount of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to your financial statements.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-13 accordingly.

Note 18. Subsequent Events, page F-30

13.	Please revise your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-30 accordingly.

General

14.	Please disclose on your prospectus cover page that you will be a "controlled company" under exchange listing rules.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page accordingly.

Mr. Kruczek Securities and Exchange Commission May 27, 2021

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with this review prior to submitting those materials.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with a supplemental copy of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Isobel Jones

Chief Legal Officer

Sovos Brands, Inc.